**Biography**

**of**

**JANELYNE YU HO**



Janelyne is born and raised in Iloilo, Philippines. She grew up in a Filipino-Chinese family of entrepreneurs. An ardent lover of sports and music. A full-time mother of 3 beautiful children.

**Education Attainment**
Janelyne was educated on two continents on both sides of the Pacific Ocean. From elementary to college, she was educated in the Philippines. In 1995, she graduated from Central Philippine University in Iloilo City with a Bachelor of Science in Nursing. In 2011, she completed his Master of Science in Nursing Leadership at California State University of Fullerton.

**Career and Entrepreneurial Achievement**
Janelyne worked as a registered nurse in various hospitals in the United States from 2004 to 2018. In 2011, Janelyne together with her husband, Francis first ventured into entrepreneurism in the United States in 2011 when they started a financial marketing agency. Currently, she is an investment advisor with Transamerica Financial Advisors and oversees an agency with almost 100 licensed financial professionals and investment advisors covering more than 10 different states.

In 2017, out of the ardent desire to help build the growing economy of her motherland and help provide more jobs to help alleviate poverty in the Philippines, Janelyne and her husband started several companies in Palawan, Philippines namely: Agape Construction & Trading, Ancient Dynasty Kitchen, Berries R Us, International House of Berries (iHOB), and Agape Kingdom Dynasty Dev. Corp.

**Charitable Involvement**
Janelyne has also been equally passionate about helping others in our society as she is about building business. From 1995 to 2003, she served with a non-profit organization that provides services to meet the holistic needs of the most needy in the Philippines and China. In 2003, Janelyne and her husband migrated to the United States to pursue their graduate degrees and continued serving with a few non-profit organizations.